Room 4561
February 24, 2006

Mr. Paul W. Bridge, Jr.
Chief Financial Officer
LanVision Systems, Inc.
10200 Alliance Road Suite 200
Cincinnati, OH 45242

     Re: LanVision Sytems, Inc.
     Form 10-K for the Fiscal Year Ended January 31, 2005
  Filed April 8, 2005
     File No. 0-28132

Dear Mr. Bridge:

    We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

    Very truly yours,

    Brad Skinner
    Accounting Branch Chief
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